Exhibit 99.1

SPORTRADAR REPORTS STRONG GROWTH IN SECOND QUARTER 2022 AND INCREASES ITS REVENUE OUTLOOK FOR FISCAL 2022 PROJECTING REVENUE GROWTH OF 24% to 27%

Overall revenue increased 23%; U.S. revenue increased 66% year over year

ST. GALLEN, Switzerland, August 17, 2022 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), the leading global technology company enabling next generation engagement in sports, and the number one provider of business-to-business solutions to the global sports betting industry, today announced financial results for its second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

•

Revenue in the second quarter of 2022 increased 23% to €177.2 million ($186.0 million)[1] compared with the second quarter of 2021, driven by strong growth across all business segments. In particular, U.S. segment revenue grew by 66% to €29.1 million ($30.5 million) compared with the second quarter of 2021.

•

Adjusted EBITDA[2] in the second quarter of 2022 decreased 13% to €27.6 million ($28.9 million)[1] compared with the second quarter of 2021 primarily due to costs associated with additional organic and inorganic headcount growth and new and renewed sport rights contracts and the impact of the Russia/Ukraine conflict.

•	Adjusted EBITDA margin[2] was 16% in the second quarter of 2022, compared with 22% over the prior year period.

•

Adjusted Free Cash Flow[2] in the second quarter of 2022 increased to €35.7 million, compared to negative Adjusted Free Cash Flow of €2.3 million for the prior year period. The resulting Free Cash Flow Conversion[2] was 129% in the quarter.

•

Net Retention Rate[2], based on the last twelve months, was strong at 115% at the end of the second quarter of 2022 highlighting the continued success of the Company’s cross-sell and upsell strategy across its global customer base. For second quarter 2021, the Net Retention Rate was 120%.

•	Cash and cash equivalents totaled €715.6 million as of June 30, 2022. Total liquidity available for use on June 30, 2022, including undrawn credit facilities, was €825.6 million.

•

In July 2022, Sportradar prepaid €200.0 million principal amount of its €420.0 million senior secured term loan Facility B. Significant cash flow generation has allowed the Company to reduce its debt while maintaining flexibility for acquisitions and additional investment in technology and products.

•

The Company upgraded its previously provided annual outlook for full-year 2022 for revenue and maintained its outlook for Adjusted EBITDA[2]. Please see the “Annual Financial Outlook” section of this press release for further details.

Key Financial Measures	Q2	Q2	Change
In millions, in Euros €	2022	2021	%
Revenue	177.2	143.6	23%
Adjusted EBITDA[2]	27.6	31.6	(13%)
Adjusted EBITDA margin[2]	16%	22%	—
Adjusted Free Cash Flow[2]	35.7	(2.3)	—
Free Cash Flow Conversion[2]	129%	(7)%	—

[1]	For the convenience of the reader, we have translated Euros amounts in the tables below at the noon buying rate of the Federal Reserve Bank on June 30, 2022, which was €1.00 to $1.05.
[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Carsten Koerl, Chief Executive Officer of Sportradar said: “As the world’s leading provider of technology solutions to the sports betting industry, our Q2 revenue exceeded our expectations for the quarter, growing 23% year-over-year. Confident about the momentum we have built in our business, we are raising our revenue guidance for the year. Given our strong cash flow generation and demonstrated good stewards of our capital, we have also chosen to pay down about half of our outstanding debt. We remain as confident as ever in the leverage and scalability of our business, and our ability to deliver results in the face of global challenges and economic conditions.”

“Separately, our Chief Financial Officer, Alex Gersh, has decided that he will be leaving the company to accept another position in the United States where he will move with his family. I appreciate Alex’s many contributions to Sportradar and invite you to join me in wishing him well as he embarks on his next chapter. We have launched a search for a new CFO, and have named Ulrich Harmuth as interim CFO. Ulrich, who has been with the company since 2013, has served as Chief Strategy Officer since 2020 and has been a member of my management team overseeing corporate development activities, including M&A, strategic partnerships, and ventures. I am confident in Ulrich’s leadership to support Sportradar’s growth and the continued execution of our financial priorities.”

Segment Information

RoW Betting

•

Segment revenue in the second quarter of 2022 increased by 21% to €95.5 million compared with the second quarter of 2021. This growth was driven primarily by increased sales of our higher value-add offerings including Managed Betting Services (MBS) which increased 65% to €32.9 million and Live Odds Services, which increased 9% to €28.5 million. MBS growth was attributable to record turnover[3] and Live Odds Services grew as a result of upselling content to existing customers. Additionally, increased content sales from last year’s Synergy Sports acquisition contributed to the growth in revenue.

•

Segment Adjusted EBITDA[2] in the second quarter of 2022 decreased by 8% to €43.3 million compared with the second quarter of 2021. Segment Adjusted EBITDA margin[2] decreased to 45% from 59% in the second quarter of 2021 driven by the impact of the Russia/Ukraine conflict, acquisition of new sport rights as well as temporary savings in sport rights and scouting costs in the prior year due to the COVID-19 pandemic.

RoW Audiovisual (AV)

•

Segment revenue in the second quarter of 2022 increased by 9% to €39.7 million compared with the second quarter of 2021. Growth was driven by new customers and traction with our Synergy Sports acquisition, offset by the impact of the Russia/Ukraine conflict.

•

Segment Adjusted EBITDA[2] in the second quarter of 2022 increased 22% to €13.1 million compared with the second quarter of 2021. Segment Adjusted EBITDA margin[2] increased to 33% from 29% compared with the second quarter of 2021 primarily due to lower sports rights costs.

United States

•

Segment revenue in the second quarter of 2022 increased by 66% to €29.1 million compared with the second quarter of 2021. This growth was driven by increased sales of U.S. Betting services primarily as a result of new states legalizing betting. We also experienced growth from increased sales to media companies and a positive impact from the acquisition of Synergy Sports.

[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.
[3]	Turnover is the total amount of stakes placed and accepted in betting.

•

Segment Adjusted EBITDA[2] in the second quarter of 2022 was (€5.5) million compared with the second quarter of 2021 of (€4.6) million, primarily due to increased investment in the Company’s league and team solutions focused business. Segment Adjusted EBITDA margin[2] improved to (19%) from (27%) compared with the second quarter of 2021 reflecting an improvement in the U.S. segment operating leverage.

Costs and Expenses

•

Purchased services and licenses in the second quarter of 2022 increased by €10.6 million to €43.2 million compared with the second quarter of 2021, primarily resulting from increased costs of content creation and processing.

•

Personnel expenses in the second quarter of 2022 increased by €17.6 million to €64.4 million compared with the second quarter of 2021 primarily resulting from additional organic and inorganic hires in the Company’s product and technology organizations. Employee headcount increased by 789 (of which 354 were inorganic) to 3,520 full-time employees at the end of the second quarter of 2022 compared with the second quarter of 2021.

•	Other Operating expenses in the second quarter of 2022 remained substantially unchanged at €21.2 million.

•

Total Sport rights costs in the second quarter of 2022 increased by €13.8 million to €48.7 million compared with the second quarter of 2021, primarily a result of new acquired rights in 2022 for the NHL, UEFA, ATP and a normalized schedule in many sports, including the NBA, as COVID-19 pandemic restrictions eased.

Recent Business Highlights

•

In July 2022, Sportradar repaid €200 million principal amount of its €420 million senior secured term loan Facility B. Continued revenue growth and our strong liquidity position enabled the Company to prepay a portion of the outstanding term loan and the Company has confidence that future cash flow generation will allow it to invest in the business and take advantage of market opportunities as they arise.

•

Sportradar partners with Turkish Basketball Federation on comprehensive rights deal. Encompassing the first-tier Turkish Basketball Super League (BLS), the second-tier Turkish Basketball First League (TBL) and all cup competitions, Sportradar will have (i) international rights to all BSL and TBL games starting with the 2023 season and (ii) domestic rights beginning in the 2024-2025 season. The partnership includes a comprehensive set of Sportradar solutions including Universal Fraud Detection Systems, Synergy Automated Camera Systems, and AI video capture technology in 27 venues in Turkey.

•

Sportradar launches Athlete Wellbeing. This global program was developed for leagues and federations, teams, and collegiate governing bodies to help support athletes’ and reduce the potential impact of sports betting on their mental health. This program will offer a comprehensive curriculum including on-demand virtual sessions, pre-recorded webinars and in-person workshops.

•

Sportradar bolster’s cricket offering with launch of world’s first virtual cricket in-play solution. Modeled on the popular T20 cricket format, Sportradar brings hyper-real 3D animation with over 400 million unique game situations. With over 2.5 billion cricket fans worldwide, our solution offers over 3.8 billion unique video seconds featuring the top eight teams from India’s leading T20 competition.

•

Sportradar to deepen fan engagement for groupe FDJ with launch of automated near-live short-form video content. Our company is providing ParionsSport en ligne, the French operator FDJ’s online sports betting activity, with an artificial intelligence driven, near-live premium sports video content offering to create deeper engagement with the sports betting service’s customer base of sports fans.

Annual Financial Outlook

Sportradar is upgrading its revenue outlook and reiterating its Adjusted EBITDA outlook for fiscal 2022 as follows:

•

Sportradar is upgrading its revenue outlook for fiscal 2022 from its previous range of €665.0 million to €700.0 million ($698.3 million to $735.0 million) [1] to a new range of €695.0 million to €715.0 million ($729.8 million to $750.8 million), representing prospective growth of 24% to 27% over fiscal 2021.

•

Adjusted EBITDA[2], negatively impacted by the Russia/Ukraine conflict, is expected to remain in the range of €123.0 million to €133.0 million ($129.2 million to $139.7 million)[1], representing growth of 21% to 30% over fiscal 2021.

•	Adjusted EBITDA margin[2] is expected to be in the range of 17% to 19%.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the second quarter 2022 financial results today, August 17, 2022, at 8:00 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s investor relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar is the leading global sports technology company creating immersive experiences for sports fans and bettors. Established in 2001, the company is well-positioned at the intersection of the sports, media and betting industries, providing sports federations, news media, consumer platforms and sports betting operators with a range of solutions to help grow their business. Sportradar employs more than 3,500 full-time employees across 20 countries around the world. It is our commitment to excellent service, quality and reliability that makes us the trusted partner of more than 1,700 customers in over 120 countries and an official partner of the NBA, NHL, MLB, NASCAR, UEFA, FIFA, ICC and ITF. We cover more than 890,000 events annually across 92 sports. With deep industry relationships, Sportradar is not just redefining the sports fan experience; it also safeguards the sports themselves through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

CONTACT

Investor Relations:

Rima Hyder, SVP Head of Investor Relations

Christin Armacost, CFA, Manager Investor Relations

investor.relations@sportradar.com

Media:

Sandra Lee

comms@sportradar.com

Non-IFRS Financial Measures and Operating Metrics

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Free Cash Flow Conversion (together, the “Non-IFRS financial measures”), as well as operating metrics, including Dollar-Based Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial

[1]	For the convenience of the reader, we have translated Euros amounts in the tables below at the noon buying rate of the Federal Reserve Bank on June 30, 2022, which was €1.00 to $1.05.
[2]	Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•

“Adjusted EBITDA” represents profit (loss) for the period adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment of intangible assets, other financial assets and equity-accounted investee, loss from loss of control of subsidiary, remeasurement of previously held equity-accounted investee, non-routine litigation costs, professional fees for SOX and ERP implementations, foreign currency (gains) losses, finance income and finance costs, and income tax (expense) benefit and certain other non-recurring items, as described in the reconciliation below.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports rights licenses. Management believes that, by deducting the full amount of amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

•

“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business) and foreign currency gains (losses) on our cash equivalents. We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, of intangible assets and payment of lease liabilities, which can then be used to, among other things, to invest in our business and make strategic acquisitions. A limitation of the utility of Adjusted Free Cash Flow as a measure of liquidity is that it does not represent the total increase or decrease in our cash balance for the year.

•	“Free Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA.

In addition, we define the following operating metric as follows:

•

“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate. We have referred to this calculation as “Dollar-Based Net Retention Rate” in prior press releases, which is the same calculation we are now using for “Net Retention Rate” in this press release.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U,S, Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2022. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine conflict; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation for our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release, You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros – except for per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2022	2021	2022
Revenue	143,601	177,189	272,072	345,065
Purchased services and licenses (excluding depreciation and amortization)	(32,614)	(43,240)	(56,563)	(80,076)
Internally-developed software cost capitalized	3,366	4,768	5,917	8,776
Personnel expenses	(46,843)	(64,442)	(85,445)	(116,696)
Other operating expenses	(20,437)	(21,172)	(34,941)	(40,679)
Depreciation and amortization	(27,885)	(49,102)	(64,089)	(101,572)
Impairment (loss) gain on trade receivables, contract assets and other financial assets	(287)	378	(102)	(634)
Remeasurement of previously held equity-accounted investee	—	7,698	—	7,698
Share of (loss) gain of equity-accounted investees	(416)	4	(1,090)	(97)
Foreign currency gains, net	8,135	18,436	1,383	28,855
Finance income	1,815	638	3,524	724
Finance costs	(7,638)	(9,212)	(15,339)	(18,134)

Net income before tax	20,797	21,943	25,327	33,230
Income tax (expense) benefit	(5,496)	873	(7,677)	(2,206)

Profit for the period	15,301	22,816	17,650	31,024

Other Comprehensive Income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	18	1,433	36	1,451
Related deferred tax expense	(2)	(207)	(5)	(210)

	16	1,226	31	1,241
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment attributable to the owners of the company	1,117	6,117	617	7,803
Foreign currency translation adjustment attributable to non-controlling interests	51	55	(98)	4

	1,168	6,172	519	7,807

Other comprehensive income for the period, net of tax	1,184	7,398	550	9,048

Total comprehensive income for the period	16,485	30,214	18,200	40,072

Profit attributable to:
Owners of the Company	15,226	22,790	17,435	30,912
Non-controlling interests	75	26	215	112

	15,301	22,816	17,65	31,024

Total comprehensive income attributable to:
Owners of the Company	16,359	30,133	18,083	39,956
Non-controlling interests	126	81	117	116

	16,485	30,214	18,200	40,072

Weighted-average of Class A and Class B shares (basic)* as of June 30, 2022				297,077
Weighted-average of Class A and Class B shares (diluted)* as of June 30, 2022				311,030

*	Class B shares are included with a conversion rate 1/10

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

	December 31	June 30,
	2021	2022
Assets
Current assets
Cash and cash equivalents	742,773	715,560
Trade receivables	33,943	50,941
Contract assets	40,617	46,819
Other assets and prepayments	31,161	32,172
Income tax receivables	1,548	1,676

	850,042	847,168

Non-current assets
Property and equipment	35,923	37,090
Intangible assets and goodwill	808,472	887,159
Equity-accounted investees	8,445	45
Other financial assets and other non-current assets	41,331	43,911
Deferred tax assets	26,908	32,010

	921,079	1,000,215

Total assets	1,771,121	1,847,383

Current liabilities
Loans and borrowings	6,086	6,620
Trade payables	150,012	193,218
Other liabilities	59,992	44,770
Contract liabilities	22,956	20,664
Income tax liabilities	14,190	19,133

	253,236	284,405

Non-current liabilities
Loans and borrowings	429,264	429,223
Trade payables	320,428	319,066
Other non-current liabilities	7,081	20,085
Deferred tax liabilities	25,478	28,850

	782,251	797,224

Total liabilities	1,035,487	1,081,629
Ordinary shares	27,297	27,323
Treasury shares	—	(643)
Additional paid-in capital	606,057	577,402
Retained earnings	89,693	130,706
Other reserves	15,776	24,820

Equity attributable to owners of the Company	738,823	759,608

Non-controlling interest	(3,189)	6,146

Total equity	735,634	765,754

Total liabilities and equity	1,771,121	1,847,383

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

	Six Months Ended June 30,
	2021	2022
OPERATING ACTIVITIES:
Profit for the period	17,650	31,024
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense	7,677	2,206
Interest income	(3,505)	(724)
Interest expense	15,314	18,125
Impairment losses on financial assets	260	176
Remeasurement of previously held equity-accounted investee	—	(7,698)
Other financial expenses (income) net	5	(126)
Foreign currency gains, net	(1,383)	(28,855)
Amortization of intangible assets	59,327	95,884
Depreciation of property and equipment	4,762	5,688
Equity-settled share-based payments	8,522	12,687
Other	755	(1,135)

Cash flow from operating activities before working capital changes, interest and income taxes	109,384	127,252

Increase in trade receivables, contract assets, other assets and prepayments	(16,946)	(19,602)
Increase in trade and other payables, contract and other liabilities	(4,968)	(3,409)

Changes in working capital	(21,914)	(23,011)

Interest paid	(14,339)	(17,355)
Interest received	—	735
Income taxes paid, net	(5,587)	(3,198)

Net cash from operating activities	67,544	84,423

INVESTING ACTIVITIES:
Acquisition of intangible assets	(58,317)	(70,587)
Acquisition of property and equipment	(2,042)	(1,565)
Acquisition of subsidiaries, net of cash acquired	(197,931)	(47,732)
Collection of loans receivable	221	120
Issuance of loans receivable	(1,300)	—
Collection of deposits	51	20
Payment of deposits	(75)	(59)

Net cash used in investing activities	(259,393)	(119,803)

FINANCING ACTIVITIES:
Payment of lease liabilities	(3,029)	(3,183)
Acquisition of non-controlling interests	—	(28,246)
Principal payments on bank debt	(2,084)	(289)
Purchase of treasury shares	—	(677)
Proceeds from issuance of MPP share awards	1,650	—
Change in bank overdrafts	(63)	27
Proceeds from issue of participation certificates	1,002	—

Net cash used in financing activities	(2,524)	(32,368)

Net increase in cash	(194,373)	(67,748)
Cash and cash equivalents as of January 1	385,542	742,773
Effects of movements in exchange rates	(490)	40,535

Cash and cash equivalents as of June 30	190,679	715,560

The tables below show the information related to each reportable segment for the three and six month periods ended June 30, 2021 and 2022.

	Three Months Ended June 30, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	79,183	36,317	17,481	132,981	10,620	143,601
Segment Adjusted EBITDA	46,982	10,667	(4,644)	53,005	(783)	52,222
Unallocated corporate expenses(1)						(20,625)

Adjusted EBITDA						31,597

Adjusted EBITDA margin	59%	29%	(27%)	40%	(7%)	22%

	Three Months Ended June 30, 2022
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	95,513	39,741	29,066	164,320	12,869	177,189
Segment Adjusted EBITDA	43,324	13,053	(5,498)	50,879	(4,899)	45,980
Unallocated corporate expenses(1)						(18,427)

Adjusted EBITDA						27,553

Adjusted EBITDA margin	45%	33%	(19%)	31%	(38%)	16%

	Six Months Ended June 30, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	148,522	75,603	28,916	253,041	19,031	272,072
Segment Adjusted EBITDA	86,586	19,640	(8,262)	97,964	(1,691)	96,273
Unallocated corporate expenses(1)						(36,506)

Adjusted EBITDA						59,767

Adjusted EBITDA margin	58%	26%	(29%)	39%	(9%)	22%

	Six Months Ended June 30, 2022
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	182,250	85,664	54,733	322,647	22,418	345,065
Segment Adjusted EBITDA	87,942	21,987	(11,920)	98,009	(8,613)	89,396
Unallocated corporate expenses(1)						(35,142)

Adjusted EBITDA						54,254

Adjusted EBITDA margin	48%	26%	(22%)	30%	(38%)	16%

(1)	Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the period:

	Three Months Ended June 30,		Six Months Ended June 30,
in €‘000	2021	2022	2021	2022
Profit for the period	15,301	22,816	17,650	31,024
Share based compensation	4,656	8,776	8,522	12,687
Litigation costs[1]	—	1,887	—	3,171
Professional fees for SOX and ERP implementations	—	1,114	—	2,539
One-time charitable donation for Ukrainian relief activities	—	—	—	147
Depreciation and amortization	27,885	49,102	64,089	101,572
Amortization of sport rights	(19,428)	(37,857)	(48,863)	(80,125)
Impairment loss on other financial assets	—	148	260	176
Remeasurement of previously held equity-accounted investee	—	(7,698)	—	(7,698)
Foreign currency gains, net	(8,135)	(18,436)	(1,383)	(28,855)
Finance income	(1,815)	(638)	(3,524)	(724)
Finance costs	7,638	9,212	15,339	18,134
Income tax expense (benefit)	5,496	(873)	7,677	2,206

Adjusted EBITDA	31,597	27,553	59,767	54,254

(1)	Includes legal related costs in connection with a non-routine litigation.

The following table presents a reconciliation of Adjusted Free Cash Flow to the most directly comparable IFRS financial performance measure, which is net cash from operating activities:

	Three Months Ended June 30,		Six Months Ended June 30,
in €‘000	2021	2022	2021	2022
Net cash from operating activities	24,825	42,695	67,544	84,423
Acquisition of intangible assets	(24,550)	(36,332)	(58,317)	(70,587)
Acquisition of property and equipment	(1,501)	(176)	(2,042)	(1,565)
Payment of lease liabilities	(1,074)	(1,739)	(3,029)	(3,183)
Foreign currency gains on cash equivalents	—	31,221	—	39,464

Adjusted Free Cash Flow	(2,300)	35,669	4,156	48,552